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                             October 24, 2022

       Lloyd Spencer
       Chief Executive Officer
       CarbonMeta Technologies, Inc.
       13110 NE 177th Place, Suite 145
       Woodinville, WA 98072

                                                        Re: CarbonMeta
Technologies, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 11,
2022
                                                            File No. 333-266424

       Dear Lloyd Spencer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       License Agreements, page 4

   1. Please disclose the minimum sums you must pay under the license with University of
                                                        Oxford Innovation in
license year 3 and in license year 4 and thereafter.
   2. Please clarify, if true, that the process you have licensed from University of Oxford
                                                        Innovation for
producing hydrogen and carbon products from waste plastics has not been demonstrated on a
larger scale, and it is not yet known whether the process will be cost-
                                                        effective or profitable
to implement on a larger scale. Disclose at what scale the process has been demonstrated.
 Lloyd Spencer
FirstName LastNameLloyd    Spencer
CarbonMeta   Technologies, Inc.
Comapany
October 24,NameCarbonMeta
            2022              Technologies, Inc.
October
Page 2 24, 2022 Page 2
FirstName LastName
3. Please revise your disclosure to discuss the extent to which you have or have not met your development plan set forth in the license agreement with University of Oxford
         Innovation. Disclose that University of Oxford Innovation may terminate the license due to the company not using commercially reasonable efforts to develop, exploit and market the licensed technology in accordance with the development plan. Prospectus Summary, page 4

4.       You disclose that    CarbonMeta Technologies and University of Oxford
are working
         together on commercializing a microwave catalysis process for producing hydrogen and
         carbon products from waste plastics.    Please disclose how the
company and the
         University of Oxford are working together on commercializing the process beyond your obtaining a license to the process from University of Oxford Innovation, the technology transfer arm of the University of Oxford.
5. In your response to prior comment 5, you indicated that the revised disclosure set forth in the response letter was included in the Form S-1; however, no such disclosure was provided. Please include this disclosure in the next amendment to the Form S-1.
The Offering, page 10

6. In response to prior comment 6, you disclose that the anti-dilution provisions of the convertible notes and warrants are triggered only if the company issues a new convertible note or warrant with a conversion price less than the pre-existing note or warrant. It appears that these anti-dilution provisions are also triggered by convertible notes and warrants that were outstanding at the time the convertible notes and warrants with these anti-dilution provisions were issued. Please provide your analysis of how the anti-dilution provisions operate with reference to specific terms of the anti-dilution provisions. In addition, tell us why the conversion exercise prices of the convertible notes and warrants have not already been reset pursuant to the anti-dilution provisions.
7. Please revise the disclosure of the anti-dilution provisions of the notes and warrants that you took from the governing document on page 10 to only include a plain English description of the anti-dilution provisions and how they impact the conversion and exercise prices of the notes and warrants. You may include a more detailed description in a location other than the summary description of the offering.
Risk Factors, page 15

8. You disclose in the table on page 28 that you could be required to issue over 33.1 billion shares upon conversion of outstanding convertible notes based on the current market price of your shares and significantly more at prices below the current market price. Please add risk factor disclosure that addresses the following risks:
             You do not have enough authorized common shares to issue upon conversion of your
              convertible notes, warrants and convertible preferred stock;
             The impact on the company under the terms of the convertible notes, warrants and
 Lloyd Spencer
FirstName LastNameLloyd    Spencer
CarbonMeta   Technologies, Inc.
Comapany
October 24,NameCarbonMeta
            2022              Technologies, Inc.
October
Page 3 24, 2022 Page 3
FirstName LastName
              convertible preferred stock if the company has insufficient shares reserved or authorized for issuance on conversion of these securities;
                Why you have continued to issue, and whether you intend to continue to issue, convertible notes and warrants when you do not have sufficient authorized shares to meet the potential conversion and exercise demands under outstanding instruments;
                Lloyd Spencer can increase the number of authorized common or preferred shares to any amount even if other shareholders disagree since Mr. Spencer holds high-voting securities and has voting control over any matter submitted for shareholder approval;
              and
                Such increases in authorized common or preferred shares and the issuance of a significant number of shares upon conversion and exercise of the convertible notes and preferred stock and exercise of the warrants would have a negative impact on the
              price of the company   s shares and significant dilutive effects
on company
              shareholders.
Our sole officer and director holds a significant percentage of our outstanding voting securities..., page 26

9. Please expand this risk factor to address the potential risks and conflicts of interest presented by the ability of Lloyd Spencer to retain majority control of the company's voting power while reducing, potentially significantly, his economic interest in the
         company   s shares. Explain to what extent he may be able to sell his economic interest in
         your common shares yet retain control over the company by maintaining his Series G preferred shares (or some combination of preferred shares and common stock) taking into account your outstanding shares and potential sales in your offering. Description of Securities, page 34

10. In light of the fact that you do not have enough common shares authorized to meet your obligations under your outstanding debt and other securities, please provide a table that shows the total number of shares you could be required to issue at the current market price and at market prices 25%, 50% and 75% below the most recent market price for each of the following:
             convertible debt on an aggregate basis;
             warrants on an aggregate basis;
             each class of convertible preferred stock on an aggregate basis; the over-all aggregate total; and the amount of the aggregate total that exceeds the number of authorized and unissued
              shares.
Security Ownership of Certain Beneficial Owners and Management, page 47

11. We note your response to prior comment 13. Please expand your explanation to discuss the preferred shares that are convertible into common stock. If this is already included in your common stock calculation, provide an explanation of how this was calculated taking
 Lloyd Spencer
CarbonMeta Technologies, Inc.
October 24, 2022
Page 4
      into account that each series of preferred stock is convertible at a discount to the market price of the company's common stock.
12.   Please revise the beneficial ownership table to:
          provide a cross-reference to the beneficial ownership tables for your series of preferred shares with voting rights that are set forth under Description of Securities
          or move these beneficial ownership tables under    Security Ownership
of Certain
          Beneficial Owners and Management   ; and
          add a column to these beneficial ownership tables of your preferred shares with voting rights to show total voting control for each person listed. Refer to Item 403(a)
          of Regulation S-K.
Item 16. Exhibits and Financial Statement Schedules
Exhibit 23.2 - Consent of Michael T. Studer, CPA, page 56

13. We have reviewed your response to prior comment 16, which explains that the consent has been revised to refer to the financial statements as of December 31, 2021 and
      December 31, 2020. However, the consent continues to refer to the audit of the consolidated financial statements for the years ended December 31, 2022 and 2021. Please revise.
General

14. We note your response to prior comment 2. Refer to Items 501, 502, 503 and 103 of
      Regulation S-K which set forth the information to be provided in the prospectus cover page, the inside front over page of the prospectus, the prospectus summary and the risk factors, respectively, and which indicate that the disclosure in the forepart of the prospectus must be presented in that order. If you choose to include a prospectus summary, please follow the disclosure requirements for the prospectus summary pursuant
      to Item 503 and provide the full description of the company   s business
pursuant to Item
      101 of Regulation S-K in a location after the prospectus summary and the risk factors.
       You may contact Amanda Kim, Senior Staff Accountant, at 202-551-3241 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at 202-551-8816 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                             Sincerely,
FirstName LastNameLloyd Spencer
                                                             Division of
Corporation Finance
Comapany NameCarbonMeta Technologies, Inc.
                                                             Office of
Technology
October 24, 2022 Page 4
cc:       Gary Blum, Esq.
FirstName LastName